

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

July 29, 2008

Mr. Han Zhihao
Sinopec Shanghai Petrochemical Company Limited
No. 48 Jinyi Road, Jinshan District
Shanghai, PRC 200540

RE: Sinopec Shanghai Petrochemical Company Limited
Form 20-F for the fiscal year ended December 31, 2007
Filed June 26, 2008
File #1-13158

Dear Mr. Han:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2007

Critical Accounting Policies, page 31
Impairments for long-lived assets, page 31

1. With a view towards future disclosure, please clarify for us if you assess whether there are impairment indicators at each reporting date. Reference paragraph 9 of IAS 36.

Item 15. Controls and Procedures, page 87
A. Evaluation of Disclosure Controls and Procedures, page 87

2. We note that your disclosure controls and procedures are "effective." However, your disclosure does not provide the full definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended. Please confirm to us that your disclosure controls and procedures are also effective with respect to controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Act are accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. In addition, in future filings please either include the full definition of disclosure controls and procedures or state that your disclosure controls and procedures are effective or ineffective, without defining them.

Item 19. Exhibits, page 91

3. We note that you have filed as exhibits to your annual report on Form 20-F the certifications required by Rule 13a-14(a) and Rule 13a-14(b); however you have not filed any other exhibits to your annual report on Form 20-F, such as your articles of association or your contracts with Sinopec Corp. Please tell us what consideration you have given to including these items as exhibits to your annual report on Form 20-F. Please see Form 20-F, Instructions as to Exhibits, which requires, among other items, the filing of articles of association, bylaws and comparable instruments, as well as material contracts.

Note 17. Property, Plant and Equipment, page F-25

4. Given the significance of your property, plant and equipment and the resulting depreciation expense, please revise future filings to divide your "plant and other fixed assets" category into more specific asset classes. In addition, please revise Note 2(d) more specifically disclose the estimated useful lives of each asset class. Reference paragraph 73 to IAS 16.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tricia Armelin, Staff Accountant, at (202) 551-3747 or, in her absence, me at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King, Staff Attorney, at (202) 551-3338 or, in his absence, Lesli Sheppard, Special Council, at (202) 551-3708 with any other questions.

Sincerely,

John Cash
Accounting Branch Chief